Exhibit 99.1

Uxin Announces Entry into a Memorandum of Understanding for a Proposed Investment

BEIJING, September 13, 2024 /PRNewswire/ — Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced that it has entered into a memorandum of understanding (“MOU”) with Pintu (Beijing) Information Technology Co., Ltd. ( the “Investor”), an indirect wholly-owned subsidiary of Dida Inc. (HKEX: 2559), on September 12, 2024 with respect to a proposed investment in the Company by the Investor (the “Proposed Investment”).

Pursuant to the MOU, the Investor intends to subscribe for 1,543,845,204 Class A ordinary shares of the Company for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share (or US$1.4575 per ADS). The Proposed Investment is subject to the parties’ execution of definitive agreements and closing conditions to be stipulated therein.

In connection with the Proposed Investment, the Investor and the Youxin (Anhui) Industrial Investment Co., Ltd. (“Youxin Anhui”) have entered into a Loan Agreement pursuant to which the Investor agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. Youxin Anhui is a wholly-owned subsidiary of the Company.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

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